Exhibit (a)(1)(D)

FROM :	MARTIN H. DODD

TO :

DATE :	SEPTEMBER 23, 2010

RE :	TRC OPTION EXCHANGE PROGRAM

As you may know, most outstanding TRC stock options (including some or all of those held by you) have exercise prices substantially in excess of the current market price of our common stock and are “underwater.”  We believe that the effective use of stock-based, long-term incentive compensation is integral to TRC’s success and our ability to achieve strong performance in the future and that stock-based awards provide retention and performance incentives to key employees to align their interests with those of our shareholders.  Options which are severely underwater under current market conditions, however, do not accomplish their intended purpose. Hence, we have put in place an Option Exchange Program.

Under the Option Exchange Program, you have the ability to turn in all your eligible options and receive a grant of Restricted Stock Units (“RSUs”) which will vest over a four-year period.  Eligible options are those that have an exercise price equal to or greater than the $7.25 per share price and do not expire prior to June 30, 2011.  In situations where a participant would receive less than 500 total RSU’s, we would make a cash payment, with a minimum payment of $100.  The number of RSU’s will be calculated on a value-for-value basis using the Black-Scholes value for your options in accordance with the exchange ratios set forth in the Offer to Exchange, and the cash payment will be $2.82 per replacement share.  Set forth on Exhibit A is a listing of your eligible options along with the number of RSUs or amount of cash into which they would be exchanged.

You must remain an employee of TRC continuously from the date you tender your options through the expiration of the offer (October 29, 2010) in order to participate.  This offer is being made under the terms and subject to the conditions of an Offer to Exchange and related documents which are enclosed with this letter.  It’s important to note that in order to participate you must tender ALL your eligible options and that a partial tender won’t be accepted.  Also, in order to participate you need to complete the letter of transmittal and return it to us as specified in the Offer to Exchange before 5:00 p.m. eastern time on October 29, 2010.

Please contact me with any questions.